

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

August 5, 2008

Via U.S. mail and facsimile

Dyron M. Watford
Chief Financial Officer and Chairman
Universal Energy Corp.
30 Skyline Drive
Lake Mary, Florida 32746

Re: Universal Energy Corp.
Schedule 14A
Filed July 18, 2008
File No. 0-50284

Dear Mr. Watford:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal No. 2 – Approval of an Amendment to the Company's Amended Certificate of Incorporation, page 6

1. We note that your recent 10-Q for the quarterly period ended March 31, 2008 indicates that the number of shares of common stock outstanding as of May 5, 2008 was 29,897,678. Please expand your disclosure to explain how your authorized shares increased from 29,897,678 to 249,999,866 shares in a little more than a month. Further, please provide greater detail on the shares that are reserved for issuance and the "other convertible securities" that appear to have been issued for these reserved shares.

2.   Further clarify the number of shares of your common stock that are: (i) issued and outstanding; (ii) authorized and reserved for issuance; and (iii) authorized but unreserved. In this regard, your disclosure suggests that you have reserved shares above your total authorized amount. Please revise or advise.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact John Madison at (202) 551-3296 or Mellissa Duru at (202) 551-3757 with any questions regarding our comments.

Sincerely,

H. Roger Schwall
Assistant Director

Cc: J. Madison
     M. Duru